RUSKIN MOSCOU FALTISCHEK, P.C.
East Tower, 15th Floor
1425 RXR Plaza
Uniondale, New York 11556

Writer’s Direct Dial:  (516) 663-6514
Writer’s Direct Fax:  (516) 663-6714
Writer’s E-Mail:  rsatin@rmfpc.com

June 1, 2011
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Accelerated Acquisitions V, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-167939
Filed on May 11, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 23, 2011 addressed to Mr. Richard Aland, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A and Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1/A, Form 10-K or Form 10-Q have been referenced.

The Company

Business Overview, page 7

1.           We note your response to comment two of our April 5, 2011 letter.  With a view to clarifying disclosure, advise us of your understanding of the “recent transactions,” “competing pool platforms” and “MV information” referenced in the first paragraph of Exhibit 99.1.

United States Securities and Exchange Commission
June 1, 2011

COMPANY RESPONSE:

Please be advised supplementally that Demand Pooling Global Services LLC (“Licensor”), discussed with Accelerated Venture Partners (“AVP”) the potential of one or more joint ventures for the offering of demand aggregation platforms outside the U.S. for [non-state and local government] agricultural products and domestically for electricity.  However, prior to the letter of February 22, 2011 from AVP (Exhibit 99.1), Licensor specifically advised AVP that it would not proceed with such joint ventures.  AVP, in an effort to obfuscate its inability to approach the institutional market to raise funding for the Company used the prior discussion of potential joint ventures disingenuously.  Despite being fully informed that the Licensor was not going to proceed with the joint ventures, AVP chose to resign from a role it could not fulfill.  The suggestion that the joint ventures would present competing pool platforms, despite being fully informed they were not proceeding, is patently untrue.  We do not know or understand the term “MV information” and believe he was referring to “JV information”.

2.           We note the statement on page seven that the company “further believes that it is entitled to immediately exercise the Repurchase Opinion with respect to the 3,235,971 shares of Company Common stock which was issued to AVP under the Consulting Services Agreement at a price of $0.0001 per share and intends to do so.”  Please clarify whether the company has advised AVP of its intentions and if so, disclose AVP’s response.

COMPANY RESPONSE

On May 24, 2011, the Company exercised the Repurchase Option.  As of the date hereof, AVP has not responded to such exercise.

Risk Factors, page 9

3.           Your report of independent registered public accounting firm is dated March 22, 2011 on page 42.  Please revise or advise why you state “in their report dated December 31, 2010.”

COMPANY RESPONSE:

It is respectfully noted that the disclosure has been revised to state “in their report dated March 22, 2011.”

United States Securities and Exchange Commission
June 1, 2011

Liquidity and Capital Resources, page 34

4.           Please revise to address your liquidity as of the most recent practicable date.  Also, with respect to your “first revenue-production pool,” please revise to disclose the revenues received as of the most recent practicable date or state that there is no assurance that you will receive any revenues.

COMPANY RESPONSE:

It is respectfully noted that the Liquidity and Capital Resources section has been revised to provide the information as of the most recent practicable date and that no assurance can be given that one or more awards will be made or revenues will be generated from the award of contracts by buyers

5.           Please revise here and in the last paragraph on page six to summarize the status of your “non-beta” pools.

COMPANY RESPONSE:

It is respectfully noted that the Company has revised its disclosure to include that the Company is currently ascertaining the optimal timing for the launch of pooled purchases for these products.  The Company launched its first non-beta pool in October 20, 2010 which was followed by its Winter Motor Fuel Pool the last week in December 2010, and recently launched its Spring Motor Fuel Pool.  The Fall Motor Fuel Pool was cancelled due to the withdrawal of a buyer with substantial fuel requirements, because it was unable to accept bids solely in an electronic format.  Modifications to the Company’s platform now require bids in an electronic format, but allow for the buyer to designate that it must also receive written copy of the bid.  No assurance can be given that one or more awards will be made or revenues will be generated from the award of contracts by buyers.

Consolidated Financial Statements, page 41

6.           Please update your consolidated financial statements in an amendment to your Form S-1 pursuant to Rule 8-08 of Regulation S-X.

COMPANY RESPONSE

It is respectfully noted that the consolidated financial statements have been updated  pursuant to Rule 8-08 of Regulations S-K.

United States Securities and Exchange Commission
June 1, 2011

Report of Independent Registered Public Accounting Firm, page 42

7.           We note your response to comment five of our letter dated April 5, 2011, and we reissue the comment.  Specifically, please add the name of the company between “the financial position of” and “(a development stage company)”.  You should also revise the report included in your Form 10-K accordingly.

COMPANY RESPONSE:

It is respectfully noted that the disclosure has been revised (and in the Form 10-K) to include the name of the Company between “the financial position of” and “(a development stage company)”.

Signatures, page 60

8.	Please ensure that your signature page is currently dated.

COMPANY RESPONSE

It is respectfully noted that the signature page has been revised to be currently dated.

Form 10-K for December 31, 2010, filed March 24, 2011 and amended May 11, 2011

Signatures page 37

9.           Please include the signature of your controller or principal accounting officer as required by Form 10-K.  See General Instruction D(2) to Form 10-K.  If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report.

COMPANY RESPONSE

It is respectfully noted that the signature of the Company’s principal Accounting Officer has been included.

United States Securities and Exchange Commission
June 1, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011 filed May 16, 2011

Item 4.  Controls and Procedures, page 16

10.           Please revise to include the conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10Q pursuant to Item 307 of Regulation S-K.  In addition, revise your disclosure of changes in internal controls over financial reporting to refer the appropriate period in accordance with Item 308(c) of Regulations S-K.

COMPANY RESPONSE:

It is respectfully noted that the disclosure has been revised to include the effectiveness of the Company’s disclosure controls and procedures as to the end of the period covered by the Form 10-Q pursuant to Item 307 of Regulation S-K.  In addition, the disclosure has been revised to reflect the changes in internal controls over financial reporting for the appropriate period in accordance with Item 308(c) of Regulation S-K.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s// Richard G. Satin

RICHARD G. SATIN
For the Firm
RGS:kad